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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 5

9 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

9 Form 3 Holdings Reported

X Form 4 Transactions Reported

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol **ROLFE ENTERPRISES, INC.**		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) **X** Director __ 10% Owner **X** Officer (give title below) __ Other (specify below) **President**
(Last)(First)(Middle) **Dowling, Joseph H.**	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **12/2002**	7. Individual or Joint/Group Reporting (check applicable line) **X** Form Filed by One Reporting Person __ Form Filed by More than One Reporting Person
(Street) 5150 Tamiami Trail N., Ste. 202 Naples, Florida 34103 (City)(State)(Zip)		5. If Amendment, Date of Original (Month/Year)	

	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned						
1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
COMMON STOCK	**10/24/2002**	**G**	**5,000**	**A**	**N/A***	**5,000**	**D**	

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts calls warrants options, convertible securities)

1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
N/A													

Explanation of Responses: * Mr. Dowling received 5,000 shares from Mr. James Season. The shares were originally purchased by Mr. Season for a price of $.0005 per share.

By: **/S/ JOSEPH H. DOWLING** **1/22/2003**

**Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, *see* Instruction 6 for procedure.